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                          November 30, 2021

       Geoffrey Gwin
       Chief Financial Officer
       Eastside Distilling, Inc.
       8911 NE Marx Drive, Suite 2A
       Portland, Oregon 97220

                                                        Re: Eastside
Distilling, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 24,
2021
                                                            File No. 333-261327

       Dear Mr. Gwin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Robert Brantl